FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

The Abbey National Group

2002 Interim Financial Results

Group summary 2
EXECUTIVE CHAIRMAN'S REVIEW 2

GROUP HIGHLIGHTS 5

DIVISIONAL SUMMARY 6

GROUP BUSINESS FLOWS 8

ANALYSIS OF GROUP OPERATING INCOME 10

ANALYSIS OF GROUP OPERATING EXPENSES 13

ANALYSIS OF WHOLESALE BANKING PROVISIONS 14

ANALYSIS OF GROUP CAPITAL 16

ANALYSIS OF LIFE ASSURANCE CAPITAL 17

Appendix 1: Divisional analysis 18
APPENDIX 1.1: RETAIL BANKING 18

APPENDIX 1.2: WEALTH MANAGEMENT AND LONG-TERM SAVINGS 22

APPENDIX 1.3: WHOLESALE BANKING 25

APPENDIX 1.4: GROUP INFRASTRUCTURE 27

Appendix 2: Profit and loss review 28
APPENDIX 2.1: NET INTEREST INCOME 28

APPENDIX 2.2: NON-INTEREST INCOME 29

APPENDIX 2.3: OPERATING EXPENSES 30

APPENDIX 2.4: PROVISIONS 31

APPENDIX 2.5: TAXATION 32

Appendix 3: Financial notes 33
APPENDIX 3.1: CONSOLIDATED PROFIT AND LOSS ACCOUNT 33

APPENDIX 3.2: CONSOLIDATED BALANCE SHEET 34

APPENDIX 3.3: STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES 34

APPENDIX 3.4: CONSOLIDATED CASH FLOW STATEMENT 35

APPENDIX 3.5: PRIOR YEAR RESTATEMENTS 36

APPENDIX 3.6: DETAILED PROFIT AND LOSS ACCOUNT BY BUSINESS SEGMENT 41

APPENDIX 3.7: NET INTEREST INCOME 45

APPENDIX 3.8: PROVISIONS 46

APPENDIX 3.9: UK MORTGAGE ARREARS 47

APPENDIX 3.10: MORTGAGE DISCOUNTS AND CASHBACKS 47

APPENDIX 3.11: RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS 48

Independent Review Report to Abbey National plc 49
Forward-looking statements 50

Group summary

Executive Chairman's review

Financial review

Profit before tax for the Abbey National Group for the first six months of 2002 was £697 million, down £357 million on the same period last year - in line with guidance given in the pre-close statement on 10 June. The main drivers behind the fall in profits were:

- £208 million relating to additional provisioning and losses on asset disposals in the Wholesale Bank; and
- £101 million of profit on significant asset disposals included in the first half of 2001.

The interim dividend is up 5% to 17.65 pence, consistent with the pre-close statement.

Business review

We have set ourselves three **immediate** priorities aimed at enhancing shareholder value. These are:

- to **increase the focus on our strong retail financial services operations in the UK**, complemented by other businesses where good returns can be delivered;
- to **deliver stronger operating performance**, restoring profits growth supported by strong cost discipline; and
- to **rigorously manage our portfolio of assets and businesses** for shareholder value, whilst underpinning our capital strength.

Strategic focus

The Group will increasingly focus on delivering growth from the provision of retail financial services in the UK. This covers our existing core operations, growth into other personal and small business banking markets, and our determination to capture growth from the opportunities in the savings, investment, protection and insurance businesses. This includes:

- leveraging our existing strong customer relationships and distribution platforms;
- continuing to strengthen and develop the Abbey National brand, attacking newer markets such as personal current accounts, SME banking and related credit card, insurance and unsecured lending;
- generating value from innovative sales and business models - accelerating the rollout of franchising and our distinctive branch formats;
- the development of the Group's proposition to the mass affluent, including through development of the Abbey National branded services and product range; and
- significantly enhancing our distribution of retail financial services through intermediary channels. The recent management re-structuring builds on our existing strengths in this important channel, placing a Group focus on serving intermediaries, and offering an integrated sales force that spans the entire product range including mortgages.

The management changes in Wealth and Long-Term Savings are also designed to maximise flexibility ahead of depolarisation. We remain committed to a substantial presence in the manufacturing of protection and investment products in the future, where return on capital is attractive and sustainable.

Whilst we regard the Wholesale Bank as an essential part of any financial services group of our size, the recently completed strategic review has highlighted the need to significantly change the remit of this business going forward. In particular the business is:

- targeting medium-term profits growth of between 5-10%, and a post-tax return on equity of 17%;
- focusing on Group Treasury, Structured Corporate Banking, and Asset Management and Risk Transfer – where it has relevant strengths and strong market positions;
- continuing to enhance the risk management processes;
- moving towards a more conservative provisioning stance; and
- reducing in 2002 and 2003 the absolute level and proportion of Group capital consumed, in particular through a reduction in the size of the investment portfolio.

Delivering stronger operating performance

A priority as we move into the second half of 2002 and through 2003, is to thoroughly challenge the cost base across the organisation. We will not sacrifice investment in the business, but we will look to pay for this investment from significant operational cost savings and leveraging Group-wide synergies.

We will continue to focus on revenue growth, particularly through attacking attractive new markets within our retail financial services businesses.

In both new and existing markets, we will continue to take a rigorous approach to ensuring that we are delivering shareholder value. In particular:

- pursuing a strategy which sets clear value as well as volume targets in the Retail Bank;
- managing our strong market position in mortgages;
- maintaining a high quality stance on retail credit exposures, particularly in respect of secured lending at this stage in the housing cycle;
- working hard through outsourcing and investment to improve underlying efficiency and service standards;
- revitalising our position in the long-term savings market, based on exploiting our strong product position, selective in-sourcing where relevant, focus on product innovation, and return on capital disciplines in manufacture; and
- capping our exposure to high yield and commitments to private equity in the Wholesale Bank, and taking a more conservative stance on other risk concentrations.

Across the Group, we have made significant management changes that will enable significant organisational change, including:

- streamlining the Board, aligning executive responsibilities with our customer-facing businesses, and improving the balance of non-executive to executive directors;
- a new management team in the Wholesale Bank, which has completed the strategic review of the business;
- a fundamental realignment of the reporting lines in Wealth Management and Long-Term Savings, with the portfolio of businesses now managed by activity; asset management, manufacturing, and distribution; and
- the appointment of a new Group Finance Director.

We also recently announced that Ian Harley has stepped down as Chief Executive. Over the last 25 years, Ian has made an excellent contribution to the Abbey National Group, and has been integral to significant changes that we have recently put in place across the organisation. My thanks go to him for all his efforts.

Managing our portfolio of assets

We are pushing our newer ventures harder to move into profit, and we will be substantially more rigorous in allocating capital within the Group on shareholder value criteria. In this context, we will also continue to review the Group's portfolio and, where appropriate, make non-core asset disposals.

Our capital position remains strong. We have injected capital into the life businesses in response to the falling equity markets, drawing upon surplus capital that is held and managed centrally, and we continue to track this situation closely. We expect to strengthen our regulatory capital position and rebuild our Tier 1 ratio, in line with our re-focused business strategy and without recourse to shareholders. Improvements in operating performance in the short to medium-term are not predicated on substantial risk weighted asset growth.

"There are still tough challenges to overcome, but we are tackling these head on. The executive team under my leadership is determined to deliver the changes that will increase value for our shareholders.

"The Group will increasingly focus on the provision of retail financial services in the UK. Cost control and portfolio management are priorities, as is reinforcing our already strong capital position.

"We are committed to improving the Group's profitability and rebuilding value for our investors."

Terry Burns

Group highlights

	6 months to 30 June 2002	6 months to 30 June 2001 Restated	6 months to 31 Dec 2001 Restated
Total income	**£2,143m**	£2,296m	£2,239m
Less: depreciation of operating lease assets	**£(111)m**	£(120)m	£(136)m
Operating income	**£2,032m**	£2,176m	£2,103m
Expenses	**£913m**	£905m	£909m
Add: goodwill amortisation	**£33m**	£8m	£28m
Operating expenses	**£946m**	£913m	£937m
Retail financial services lending provisions	**£147m**	£145m	£109m
Wholesale Bank provisions	**£242m**	£64m	£192m
Profit before tax	**£697m**	£1,054m	£865m
Cost: income ratio (excluding goodwill amortisation)	**44.9%**	41.6%	43.2%
Earnings per ordinary share	**29.6p**	47.8p	38.8p
Post-tax return on average ordinary shareholders' equity	**11.6%**	20.4%	15.6%
Dividends per ordinary share	**17.65p**	16.80p	33.20p
Tier 1 capital	**9.1%**	9.5%	8.7%
Equity Tier 1 capital	**7.0%**	7.8%	6.6%

- Profit before tax down 34% to £697 million (2001: £1,054 million).
- Total operating income was 7% lower at £2,032 million (2001: £2,176 million), with a 2% rise in net interest income more than offset by the fall in non-interest income. Excluding the one-off impact of significant asset disposals in 2001 and the impact of losses on asset disposals in the Wholesale Bank, total operating income was broadly flat.
- Total operating expenses increased by 4% to £946 million (2001: £913 million). Excluding goodwill, the increase was less than 1% on the same period last year.
- A cost: income ratio excluding goodwill amortisation of 44.9% (2001: 41.6% or 43.6% excluding the impact of asset disposals).
- Retail related provisions, including First National, were broadly flat at £147 million (2001: £145 million), with improved credit quality offsetting loan asset growth of 6%.
- Wholesale Bank provisions were £242 million (2001: £64 million), in addition to which £30 million of losses on asset disposals (H1 2001: £nil, H2 2001: £15 million) have impacted the income line. This is in line with previous market guidance and reflects a move towards a more conservative approach to provisioning in the Wholesale Bank through 2002, in view of the difficult credit markets and a deterioration in certain sectors.
- Earnings per share of 29.6 pence, declined by 38% (2001: 47.8 pence), and post-tax return on equity was 11.6% (2001: 20.4%).
- The interim dividend is up 5% to 17.65 pence (2001: 16.80 pence).
- Equity Tier 1 ratio of 7.0% (December 2001: 6.6%), but down from June 2001 following the completion of the Scottish Provident acquisition in the second half of 2001.

Divisional summary

Profit before tax: ①	6 months to 30 June 2002 £m	6 months to 30 June 2001 Restated £m	6 months to 31 Dec 2001 Restated £m
Retail Banking	**623**	**672**	**603**
Retail Bank	464	529	456
Abbey National Life	114	98	104
Retail Insurance	45	45	43
Wealth Management and Long-Term Savings	**170**	**110**	**165**
Scottish Mutual	64	63	101
Scottish Provident ②	52	-	30
First National	54	62	32
Wealth Management (incl. Inscape and Europe)	17	21	29
cahoot	(17)	(36)	(27)
Wholesale Banking	**50**	**307**	**197**
Group Infrastructure	**(146)**	**(35)**	**(100)**
Profit before tax	**697**	**1,054**	**865**

① Refer to Appendix 3.5 for details of prior year profit and loss restatements.
② The comparative profit before tax of £30 million is for the 5 months to 31 December 2001.

Retail Banking

- Retail Banking profit before tax decreased 7% to £623 million (2001: £672 million), due to the £49 million profit on sale of the credit card business in 2001. Excluding this item, profit before tax was flat on last year, reflecting the balance struck between market share and managed spread decline in the competitive core marketplace. In the housing market, we remain focused on quality business rather than volume, and ensuring that prudent lending standards are maintained.
- Net interest income of £817 million is slightly ahead of 2001 levels (2001: £801 million), reflecting asset growth partially offset by the expected margin compression. The Retail Banking spread was 182 basis points (2001: 192 basis points).
- Non-interest income (net of operating lease depreciation) fell by 13% to £397 million (2001: £457 million), due primarily to the £49 million profit on sale of the credit card business in 2001, and reduced income as a result of the sale of First National Vehicle Holdings (previously reported as part of Business Finance in First National). On a like for like basis, non-interest income is broadly stable.
- Operating expenses are 5% higher at £521 million (2001: £498 million), substantially driven by incremental investment spend. This relates to the development of our general insurance, mortgage processing and CRM platforms. Additional marketing and headcount related spend was also incurred in attacking the 'Big 4' in current accounts and SME banking.
- Retail lending related provisions were lower at £70 million (2001: £88 million), with credit quality in the Retail Bank remaining excellent. The business has taken a cautious approach to higher multiple secured lending to certain market segments, coupled with a reduction in the proportion of mortgage lending to customers with a loan to value of above 90%. Arrears levels and properties in possession continued to improve in the first six months of 2002.

Wealth Management and Long-Term Savings

- Profit before tax in Scottish Mutual (excluding the impact of Scottish Provident) was broadly flat at £64 million (2001: £63 million), but down on the second half of 2001 due to reduced sales of UK-based with profits bonds.
- Scottish Provident contributed £52 million in profit before tax. Integration costs of £13 million were incurred in this period, offset by the inclusion of part of the related cost savings.

- Profit before tax in First National was down on the first half of last year, mainly due to one-off profits included in 2001. However, this result was up 69% on the second half of the year, in part due to a significant reduction in the cost base. Secured lending continues to perform well with strong increases in volume, while Motor Finance has improved markedly on last year with higher volumes more than offsetting an element of margin compression. The retail point of sale finance business continues to suffer as a result of a decline in the point of sale instalment credit market, and consequently, reduced customer balances.
- Wealth Management profit before tax fell to £17 million (2001: £21 million), reflecting spread narrowing in Abbey National Offshore driven by a low interest rate environment, and increased investment spend across the businesses including the integration and re-branding of Fleming Premier Banking into Cater Allen Private Bank. This has been partly offset by strong growth in retail deposit balances in Cater Allen Private Bank and the return to profitability of operations in Continental Europe. UK distribution costs associated with Inscape are now included within the Retail Bank, with costs associated with funds administration and offshore sales retained in this division. Prior years have been restated accordingly.
- Operating losses relating to cahoot have more than halved to £(17) million (2001: £(36) million). This reflected the fall away of set up costs, as well as progression towards critical mass in terms of customer numbers. Deposit balances are now earning a positive margin and have suffered modest decline, in line with expectations, as a result of the re-pricing.

Wholesale Banking

- Profit before tax of £50 million (2001: £307 million) was down £257 million, largely resulting from a move towards a more conservative approach to provisioning over the course of 2002.
- Operating income of £482 million is 9% lower than last year (2001: £527 million). Net interest income reduced slightly due to the restructuring of the investment portfolio, particularly high yield, while non-interest income was affected by £30 million of losses on asset disposals.
- Operating expenses increased by 25% to £106 million (2001: £85 million), primarily as a result of 2001 expansion which, whilst now curtailed, has a significant full period impact in 2002.
- Wholesale Banking provisions increased from £64 million to £242 million. In addition, £30 million of asset disposal losses have been taken through the non-interest income line. The combined impact is in line with total provisions and losses on disposals of £271 million incurred in the full year 2001. Over 80% relate to exposures to high yield securities, private equity, and corporate securities which were investment grade when acquired.
- 2002 is expected to be the peak of the provisioning cycle. Whilst further provisioning will be required in 2003, this is expected to be substantially lower than in 2002.

Group Infrastructure

- Loss before tax in Group Infrastructure increased from £35 million to £146 million.
- Operating income has fallen by £105 million to £(10) million. This was due to the £52 million profit on disposal of Aitken Campbell, other smaller non-core disposals in 2001, and funding costs relating to the Scottish Provident acquisition. Both periods include the impact of reserve capital instruments above the line.
- Expenses in the division have increased to £128 million (2001: £125 million) primarily due to amortisation of goodwill relating to the acquisition of Scottish Provident. This was offset in part by the non-recurrence of corporate advisory fees in 2001.

Group business flows

	6 months to 30 June 2002	6 months to 30 June 2001	6 months to 31 Dec 2001
Mortgages			
Gross mortgage lending	**£9.2bn**	£7.5bn	£9.7bn
Capital repayments	**£6.9bn**	£5.3bn	£6.7bn
Net mortgage lending	**£2.3bn**	£2.2bn	£3.0bn
Mortgage stock	**£75.4bn**	£70.1bn	£73.1bn
Market share - gross mortgage lending	**9.4%**	10.6%	10.8%
Market share – capital repayments	**10.7%**	11.0%	11.3%
Market share - net mortgage lending	**7.0%**	9.6%	9.7%
Market share - mortgage stock	**12.1%**	12.6%	12.4%
Savings			
Total UK household liability flows	**£0.0bn**	£1.2bn	£2.2bn
Outstanding UK household liabilities	**£55.1bn**	£52.1bn	£55.1bn
Market share - total UK household liability flows	**0.0%**	5.3%	9.5%
Market share - outstanding UK household liabilities	**8.0%**	8.2%	8.3%
Life Assurance			
New business premiums:			
Abbey National Life	**£748m**	£1,024m	£428m
Scottish Mutual	**£930m**	£1,276m	£1,191m
Scottish Provident ①	**£160m**	£126m	£110m
	£1,838m	£2,426m	£1,729m
Annualised equivalent:			
Abbey National Life	**£106m**	£135m	£81m
Scottish Mutual	**£122m**	£156m	£148m
Scottish Provident ①	**£59m**	£46m	£40m
	£287m	£337m	£269m
Funds under management	**£31bn**	£21bn	£22bn

① The acquisition of Scottish Provident was completed on 1 August 2001. Prior periods have been adjusted on a like for like basis, and included for comparative purposes.

	6 months to 30 June 2002	6 months to 30 June 2001	6 months to 31 Dec 2001
Banking			
Bank account openings:			
Retail Banking	**197,000**	180,000	209,000
cahoot	**27,000**	44,000	53,000
Wealth Management	**24,000**	16,000	17,000
	248,000	240,000	279,000
Market share – bank account openings	**7.8%**	6.6%	6.9%
Bank account stock:			
Retail Banking	**2,463,000**	2,219,000	2,346,000
cahoot	**136,000**	60,000	112,000
Wealth Management	**300,000**	121,000	301,000
	2,899,000	2,400,000	2,759,000
Credit card openings:			
Retail Banking	**112,000**	7,000	155,000
cahoot	**28,000**	27,000	18,000
	140,000	34,000	173,000
Market share - credit card openings	**4.0%**	3.6%	3.8%

Group business flows (continued)

	6 months to 30 June 2002	6 months to 30 June 2001	6 months to 31 Dec 2001
Credit card stock:			
Retail Banking	**673,000**	457,000	610,000
cahoot	**98,000**	58,000	73,000
	771,000	515,000	683,000
Unsecured gross lending:			
Retail Banking	**£491m**	£598m	£519m
cahoot	**£230m**	£3m	£131m
	£721m	£601m	£650m
SME Banking			
Account openings (net)	**19,000**	10,000	9,000
Account stock	**74,000**	46,000	55,000
Retail Insurance			
New business	**255,000**	208,000	248,000
Policies in force	**2,124,000**	2,081,000	2,100,000

- Gross mortgage lending of £9.2 billion (2001: £7.5 billion) was up 23%, with our share of capital repayments remaining well below our stock share. Exceptional growth in the overall market has contributed to a fall in net lending market share to 7.0%. This reflects a cautious approach to new business in light of current market conditions, as reflected in the lower provisions charge. In particular, we are competing more selectively in the high income lending segments of the market. The proportion of lending to first time buyers is now 20%, compared to 28% at the same point last year.
- Our mortgage net lending market share is expected to strengthen in the second half, reflecting our current strong pipeline of mortgage business and continuing improvements in, and focus on, mortgage retention.
- UK household deposits were unchanged with a net inflow into Abbey National branded accounts, offset by a modest decline in cahoot balances following re-pricing.
- Funds under management in Life Assurance increased by 48% to £31 billion (2001: £21 billion) following the transfer of Scottish Provident funds to Abbey National Asset Managers in April.
- Scottish Provident new business levels increased to £160 million compared to £126 million in the equivalent period before completion of the acquisition. Scottish Provident is ranked second in the protection market, with a market share running in the region of 20%.
- In total, Life Assurance new business premiums at £1.8 billion were 24% down on 2001, largely driven by deterioration in sales of with profit products, in part offset by an increase in protection, ISA and unit trust sales. In the Retail Bank, we have now sold long-term investment products to 17% of the active customer base.
- Over 248,000 bank accounts were opened across the Group, of which 197,000 were through the Abbey National brand. This was up 9% and reflected increased levels of account switchers from the 'Big 4'. Our market share of bank openings is now 7.8%.
- SME banking openings are running 90% ahead of 2001, with 19,000 accounts opened. Our total account base now stands at 74,000, up 61% on last year.
- Credit card openings were in excess of 140,000, with growth in both Retail Banking and cahoot. Cards in issue across the Group now total 771,000, representing an improved market share of 4.0%.
- New retail insurance policies written of 255,000 are up 23%. Sales of buildings and contents and Paymentcare have been the main drivers.

Analysis of Group operating income

Total income

	6 months to 30 June 2002 £m	6 months to 30 June 2001 Restated £m
Net interest income	**1,364**	1,338
Non-interest income	**779**	958
Total income	**2,143**	2,296
Less: *Depreciation of operating lease business*	**(111)**	(120)
	2,032	2,176
Profit on sale of the retail credit card business	-	(49)
Profit on sale of Aitken Campbell	-	(52)
Losses on asset disposals in Wholesale Banking	**30**	-
	2,062	2,075

Excluding the impact of profits on disposal of the credit card business and Aitken Campbell totalling £101 million in 2001 and the impact of losses on asset disposals, operating income fell by less than 1%.

Retail Banking spread

	6 months to 30 June 2002 %	6 months to 30 June 2001 %	6 months to 31 Dec 2001 %
Spread	**1.82%**	1.92%	1.80%
Asset spread	**1.07%**	0.65%	0.97%
Liability spread	**0.75%**	1.27%	0.83%

The spread was 182 basis points, down from 192 basis points. Net interest income in the Retail Bank was slightly ahead of 2001 with the reduced spread more than offset by balance sheet growth. The full year spread is expected to be in excess of 170 basis points.

Income from long-term assurance business ①

	6 months to 30 June 2002			
	AN Life £m	Scottish Mutual £m	Scottish Provident £m	Total £m
New business contribution to EV	18	17	12	47
Contribution from existing business to EV:				
- expected return	24	61	12	97
- experience variances	15	(8)	8	15
- changes in assumptions and other items	18	-	25	43
- integration costs	-	-	(13)	(13)
Increase in value of long-term assurance businesses	75	70	44	189
ANUTM and ANPIM contribution	32	-	-	32
Other income and operating expenses	7	(6)	8	9
	114	64	52	230

① The above tables include relatively small amounts of operating expenses and provisions for contingent liabilities. The breakdown can be seen in Appendix 3.6.

Income from long-term assurance business (continued)

	6 months to 30 June 2001			
	AN Life £m	Scottish Mutual £m	Scottish Provident £m	Total £m
New business contribution to EV	27	29	-	56
Contribution from existing business to EV:				
- expected return	24	54	-	78
- experience variances	13	(10)	-	3
- changes in assumptions and other items	-	-	-	-
Increase in value of long-term assurance businesses	64	73	-	137
ANUTM and ANPIM contribution	27	-	-	27
Other income and operating expenses	7	(10)	-	(3)
	98	63	-	161

New business contribution is the profit earned from sales of new business after acquisition costs including commission, and is down on last year reflecting lower sales of with profits products.

The expected return from existing business represents the profit expected from in force policies at the start of the period and has increased as a result of new business written in 2001. The returns are based on smoothed investment values.

Experience variations reflect the extent to which the actual policy experience is different to the expected return in the period. The figures relate primarily to expense variances and positive lapse experiences.

The changes in assumptions reflect the improvements in mortality experience in Abbey National Life and partial recognition of future expense savings from transferring the investment management business of Scottish Provident to Abbey National Asset Managers. This is partly offset by integration costs of £13 million included within Scottish Provident's results.

Over and above the increase in the value of the long-term assurance business, the main source of profit in Abbey National Life relates to the unit trust and ISA business. In Scottish Mutual and Scottish Provident, net interest income on shareholders' funds held outside the long-term business fund and contingent loans are included, largely invested in fixed interest securities. This is partly offset by the Group's capital adjustment.

The Group capital charge is applied to profit before tax to reflect an internal recharge mechanism allowing for the recapitalisation of business units to reflect regulatory capital consumed, and a charge for the debt capital element of that regulatory capital.

A detailed breakdown of the new business mix is outlined overleaf.

New business premiums: 2002

	6 months to 30 June 2002 AN Life £m	Scottish Mutual £m	Scottish Provident £m	Total £m
Single				
Pension	10	304	34	348
Life and investments:				
- ISA and unit trusts	553	34	-	587
- Life and other bonds	61	139	78	278
- With profits	89	421	-	510
	713	898	112	1,723
Annual				
Pension	8	23	5	36
Life and investments:				
- ISA and unit trusts	11	-	-	11
- Life and other bonds	3	1	9	13
- Term assurance and protection	13	8	34	55
	35	32	48	115
Total new business premiums	748	930	160	1,838
Annualised equivalent	106	122	59	287

New business premiums: 2001

	6 months to 30 June 2001 AN Life £m	Scottish Mutual £m	Scottish Provident ① £m	Total £m
Single				
Pension	9	287	15	311
Life and investments:				
- ISA and unit trusts	319	-	-	319
- Life and other bonds	135	78	74	287
- With profits	524	879	-	1,403
	987	1,244	89	2,320
Annual				
Pension	8	23	4	35
Life and investments:				
- ISA and unit trusts	18	-	-	18
- Life and other bonds	3	2	10	15
- Term assurance and protection	8	7	23	38
	37	32	37	106
Total new business premiums	1,024	1,276	126	2,426
Annualised equivalent	135	156	46	337

① The acquisition of Scottish Provident was completed on 1 August 2001. The prior period has been adjusted on a like for like basis, and is included for comparative purposes.

Analysis of Group operating expenses

Group operating expenses

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Operating expenses	946	913
Less: Goodwill amortisation	(33)	(8)
	913	905
Less: Corporate advisory fees	-	(26)
	913	879

Group operating expenses grew 4% excluding the impact of goodwill amortisation and corporate advisory fees in 2001, largely due to investment spend in Retail Banking and Wholesale Banking.

Retail Banking operating expenses

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Operating expenses	521	498
Less:		
Investment spend	(19)	(4)
	502	494

The Retail Bank is investing in a number of projects, and the attack on the 'Big 4' in terms of SME and current accounts. Excluding this investment, Retail Banking operating expenses grew marginally, reflecting headcount growth in customer facing and mortgage retention teams, and salary inflation.

Goodwill amortisation

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Goodwill amortisation relating to:		
First National	6	8
Cater Allen Private Bank	3	-
Scottish Provident	23	-
Other	1	-
	33	8

The amount of goodwill on the balance sheet as at 30 June 2002 was £1,169 million. Of the balance, £879 million relates to Scottish Provident, £163 million relates to First National and its subsidiaries, £104 million relates to Fleming Premier Banking, with the balance relating to smaller acquisitions. A fall of 6% since the year-end related to the disposal of First National Vehicle Holdings in April and the amortisation charges taken through operating expenses.

Prior to 1 January 1998, goodwill arising on acquisitions of subsidiary undertakings and purchases of business was taken directly to reserves. The cumulative amount of goodwill taken to profit and loss reserve in previous periods by the Group and not subsequently recognised in the profit and loss account is £1,188 million (December 2001: £1,201 million).

Analysis of Wholesale Banking provisions

Wholesale Banking provisions	**6 months to 30 June 2002 £m**	6 months to 30 June 2001 £m	6 months to 31 Dec 2001 £m
High yield	**105**	56	62
Private equity	**39**	5	5
Corporates (investment grade on acquisition)	**50**	-	95
Other	**48**	3	30
	242	64	192
Add:			
Losses on asset disposals netted against operating income	**30**	-	15
Total provisions and losses on asset disposals ①	**272**	64	207

① £20 million of the total of £242 million is classified as provision for bad and doubtful debts for statutory reporting purposes.

Total provisions and losses on asset disposals of £272 million are in line with market guidance. In total, balance sheet provisions now amount to £445 million, of which 44% relate to high yield exposures.

Sub-investment grade credit exposure	**As at 30 June 2002 £ bn**	As at 31 Dec 2001 £ bn
Banks and financial institutions	**0.1**	-
Sovereign	**0.1**	0.8
Housing associations	**0.1**	0.1
Asset backed securities / mortgage backed securities	**0.1**	0.2
Asset finance	**0.7**	0.3
High Yield (incl. the residual exposure under the high yield CBO)	**0.2**	1.3
Corporates	**1.1**	1.1
Credit exposure	**2.4**	3.8
Equity related (excluding undrawns)	**0.8**	0.7
Total exposure ①	**3.2**	4.5

① The above figures are net of provisions

The total sub-investment grade credit exposure, has fallen from £3.8 billion to £2.4 billion, largely due to the exclusion from the above table of assets covered by the high yield CBO, investment upgrades in sovereign exposures offset by downgrades and new business in asset finance.

The amount of BBB rated asset in total for the business is £14.5 billion, up £0.7 billion since the year-end.

High yield	£ bn
Opening balance (net of provisions) at 30 June 2001	**1.5**
Less:	
Asset disposals	**(0.3)**
Additional provisions	**(0.2)**
Amount covered by credit protection through the CBO	**(0.8)**
	0.2

Analysis of Wholesale Banking provisions (continued)

Mark to market: Investment debt securities

	As at 30 June 2002 £ m	As at 31 Dec 2001 £ m
Debt securities	**44,327**	48,286
Less: Provisions	**(406)**	(357)
Book value of debt securities	**43,921**	47,929
Add: Book value of related derivatives	**(190)**	(66)
	43,731	47,863
Market value of debt securities	**43,986**	47,990
Market value of related derivatives	**(823)**	(555)
	43,163	47,435
Mark to market on debt securities	**65**	61
Mark to market on related derivatives	**(633)**	(489)
	(568)	(428)

Of the overall deficit at 30 June 2002 of £568 million, £178 million relates to positions where the mark to market, including related derivatives, is less than 90% of book value.

Derivatives are held to hedge out substantially all the interest rate risk in fixed rate debt securities.

Analysis of Group capital

Group capital	30 June 2002 £m	31 Dec 2001 £m
Tier 1	**7,590**	7,317
Tier 2 and Tier 3	**6,478**	6,234
Less supervisory deductions	**(4,588)**	(3,853)
Total regulatory capital	**9,480**	9,698
Total risk weighted assets:		
banking book	**77,706**	76,341
trading book	**5,892**	8,117
	83,598	84,458
Capital ratios:		
risk asset ratio (%)	**11.3%**	11.5%
Tier 1 ratio (%)	**9.1%**	8.7%
equity Tier 1 ratio (%)	**7.0%**	6.6%

As at 30 June 2002, the equity Tier 1 ratio was 7.0%, and the Group's risk asset ratio was 11.3%. The Group risk asset ratio was comfortably above the minimum standard set by the Financial Services Authority.

Abbey National manages capital at a Group level to optimise capital efficiency. The core Tier 1 position is strong, giving the Group the flexibility to issue further structured Tier 1 and 2 instruments if required.

- Abbey National's Tier 1 capital increased by £273 million to £7,590 million, largely due to scrip dividends elected, and retained earnings for the six months.
- The increase in Tier 2 capital of £244 million to £6,478 million was principally due to the issue of two tranches of US$50 million dated subordinated debt, and €€€€€€500 million dated subordinated debt, less amortisation of existing subordinated issues.
- Supervisory deductions mainly represent investments in life assurance and insurance companies within the Group. The increase in these deductions since the year-end largely relates to increases in the investment in, and embedded value of, the Group's life businesses.

Analysis of life assurance capital

The following tables are intended to clarify the capital position of the Life businesses.

Value of long-term assurance business	**As at 30 June 2002 £m**	As at 31 Dec 2001 £m
Net present value of future profits	**1,328**	1,299
Net assets held by long-term assurance funds	**1,153**	716
Embedded value of the long-term assurance business	**2,481**	2,015
Contingent loan owed to Group by Scottish Provident's with profits sub fund ①	**619**	627
Total value of long-term assurance business	**3,100**	2,642

① The Scottish Provident with profits fund has a liability to repay a debt to the Group in respect of a contingent loan established as part of the scheme of de-mutualisation. A condition of the arrangement is that surplus emerging on the non-participating fund accrues to the benefit of the with profits fund until such time as the obligations under the loan are fully discharged; and that recourse for repayments on the loan is restricted to surplus emerging on the non-participating fund. The carrying value of the debt is covered by the current value of the future earnings on the non-participating fund.

Movements in embedded value of the long-term assurance business	**£m**
Opening value as at 1 January	**2,015**
Exchange and other adjustments	**6**
Increase in value of long-term assurance businesses after tax	**129**
Capital Injections	**346**
Dividends paid to Abbey National Group	**(15)**
Closing value as at 30 June	**2,481**

During June 2002, Scottish Mutual received £325 million of capital injections. This was received in two tranches, one for £150 million and another for £175 million. In May, Scottish Mutual International received £21 million to develop the business, and in April Abbey National Life repaid £15 million as a dividend.

Other ratios	**As at 30 June 2002**			As at 31 Dec 2001		
	SMA %	**ANL %**	**SP %**	SMA %	ANL %	SP %
Free asset ratio	**2.5**	**3.9**	**3.6**	3.4	3.8	5.9
Solvency ratio	**173**	**197**	**195**	204	197	259

The Abbey National Group manages its capital requirements on a consolidated basis. Capital is held centrally and allocated to business segments as required. The ratios have been calculated according to the FSA guidelines in force at that time.

Appendix 1: Divisional analysis

Appendix 1.1: Retail Banking

The Retail Banking division now includes Abbey National business (including business financing previously reported as part of First National) and net costs relating to the marketing and sales of Inscape in the UK (previously reported in Business to Consumer). Prior years have been restated accordingly and details are included in Appendix 3.5.

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Net interest income	817	801
Non-interest income	421	502
Total income	1,238	1,303
Operating expenses	(521)	(498)
Depreciation of operating lease assets ①	(24)	(45)
Provisions	(70)	(88)
Profit before tax	623	672
Profit by business		
Mortgages and savings	455	468
Banking and unsecured lending	9	12
Retail Banking	464	480
Abbey National Life	114	98
Retail Insurance	45	45
Sale of credit card business	-	49
Profit before tax	623	672
Cost: income ratio (%)	42.9	39.6
Retail Banking net interest spread (%) ②	1.82	1.92
Retail Banking net interest yield (%) ②	5.07	6.14
Retail Banking net interest cost (%) ②	3.25	4.22
Retail Banking margin (%) ②	2.08	2.17
Average product holdings per active customer	2.13	2.11
Average product holdings per bank account customer	2.81	2.78
Average interest earning assets (£bn) ②	71.2	67.7
Average risk weighted assets (RWA) (£bn) ③	40.0	37.9
Post tax return on regulatory equity (RoE) (%) ③	23.4	28.0

① Largely relates to First National Vehicle Holdings, which was disposed of in April 2002.
② Spread and margin calculations exclude Unsecured Lending, Business Banking, Retail Insurance and Abbey National Life.
③ RWA and RoE analysis excludes Retail Insurance and Abbey National Life.

Retail Banking profit before tax fell by 7% to £623 million (2001: £672 million). Excluding the sale of the credit card business in 2001 the result was broadly flat, with the main drivers being:

- increased net interest income due to strong new business flows in mortgages offsetting the impact of the ongoing managed spread decline. The spread will continue to be managed downwards in the second half of the year but is expected to be in excess of 1.70% for the full year;
- a decline in non-interest income primarily due to the impact of the sale of First National Vehicle Holdings in April 2002;
- increased operating expenses of £23 million to £521 million (2001: £498 million), of which £15 million relates to investment in outsourcing and our joint ventures aimed at future efficiency and service improvements, coupled with additional sales and service staff as part of the attack on the 'Big 4'; partly offset by
- record low levels of secured arrears and steady improvements in unsecured arrears resulting in an £18 million reduction in the provision charge to £70 million (2001: £88 million).

Mortgages and savings

Profit before tax in mortgages and savings fell by 3% to £455 million (2001: £468 million) due to the managed spread decline and lower commissions from the sale of with profits products through the branch network. Our strategy in mortgages and savings has been to balance margin performance against market share in a highly competitive marketplace. In mortgages in particular, we remain focused on value rather than volume, and are determined to ensure prudent lending standards are maintained.

Group share of UK mortgage market:	**June 2002**		June 2001	
	£ bn	**%**	£ bn	%
Gross lending	**9.2**	**9.4**	7.5	10.6
Capital repayments	**6.9**	**10.7**	5.3	11.0
Net lending (change in outstanding stock)	**2.3**	**7.0**	2.2	9.6
Stock	**75.4**	**12.1**	70.1	12.6

Despite gross lending of £9.2 billion being 23% higher than in 2001, the exceptional growth of the overall market, especially in the second quarter, resulted in a fall in our mortgage net lending share. We continued to perform strongly in the mover market whilst choosing to compete selectively in higher risk market segments.

Whilst delivering greater volumes of gross lending our service levels remained high, reflected in a number of awards gained including:

- Moneywise - Best Discounted Lender - as voted by IFAs;
- Your Mortgage – Best Overall Lender; and
- Mortgage Magazine - Best First Time Buyer Lender.

Our commitment to innovation in retail lending continues. In May, we launched an online Full Mortgage Application facility, enhancing our existing market-leading introducer internet platform. This delivers one of the first to market online applications for our intermediary channel.

We expect to see an increase in our net lending market share in the second half of the year, reflecting our current strong pipeline of mortgage business and continuing improvements in mortgage retention.

Credit quality remained strong with a further 27% reduction in 3 months plus mortgage arrears since June 2001 to 16,083, a 36% drop in properties in possession since June 2001, and loan to value lending greater than 90% reduced to 19% (2001: 33%).

Group share of UK household liabilities market:	June 2002 £ bn	%	June 2001 £ bn	%
Change in UK household liabilities	**0.0**	**0.0**	1.2	5.3
Outstanding UK household liabilities	**55.1**	**8.0**	52.1	8.2
Cash ISA sales	**1.0**	**8.0**	2.0	9.4
Investment ISA sales	**0.3**	**7.6**	0.3	5.3

In the Retail Bank, a strong inflow of £277 million compared to an outflow of £335 million in the same period last year. This has been offset by outflows in cahoot.

Retail branch deposits were particularly strong, improving by nearly 40% on the 2001 half-year performance. Our internet only eSaver account continued to be a key driver, awarded the 'Best Internet Only Account Provider' at the 2002 Moneyfacts Awards.

Investment ISA sales of £319 million are up 16% on last year, despite the uncertain equity markets, and we have now sold long-term investment products to 17% of our active customer base.

Going forward, the Retail Bank is responsible for the UK sales and marketing of the Inscape offering. This move significantly extends the reach of the Inscape platform whilst also generating cost savings in the future. In May, we extended our investment offering with the launch of FundsCentre – aimed at the knowledgeable investor and providing access to over 250 independently managed funds via telephone, post and internet.

Banking and unsecured lending

Excluding the impact of the sale of the credit card business in the first half of last year, profit before tax of £9 million is marginally down. This reflects increased investment in the current account and SME business offering in part offset by improved contributions from credit card and unsecured personal lending.

Personal banking

The Retail Bank has continued to successfully grow its market share in the UK bank account market. The Retail Bank's current account continues to offer the choice of the highest in-credit interest rates and lowest overdraft rates on the high street, in addition to fair banking charges and access through all of its distribution channels.

The number of account openings increased to 197,000, up 9%. A major contributor was the increase in switcher volumes on 2001, reflecting customer recruitment from the 'Big 4'.

The total bank account customer base is now in the region of 3.8 million and is on course to achieve the target of 4 million customers during the first half of next year – six months ahead of schedule.

The banking-related provisions charge increased to £28 million (2001: £23 million) in line with a 19% growth in the overdraft asset. More effective risk and debt management processes on overdrafts resulted in a 5% reduction in the value of arrears.

Credit cards

Since July 2001, we have launched a broad range of credit cards to meet a range of customer needs. Cards are manufactured and administered by MBNA, combining their scale and expertise with our distribution and retailing skills. In the first six months of this year we have issued 112,000 new credit cards, raising the number of cards in issue to 673,000 up 47% on the same point last year.

Unsecured lending

Gross unsecured personal lending amounted to £491 million (2001: £598 million), with the net unsecured personal loan asset remaining flat at £1.7 billion. The implementation of risk based pricing contributed to a significant increase in profit before tax, reflecting the enhanced customer proposition and a significant improvement in the credit quality of the portfolio.

A reduction in the provisions charge for unsecured personal loans of £4.0 million reflected a reduction in arrears during the first half of 2002. In addition, a greater proportion of arrears are in lower risk categories as a result of improved collection activity. Arrears as a percentage of assets are declining at 3.6% (2001: 3.7%).

Business banking

Customer deposit balances have continued to grow and at £2.6 billion were 17% higher than at the same point in 2001. Net SME account openings of 19,000 were up 90%, and the total number of accounts is now in excess of 74,000, up 61%.

Asset growth on the same period last year with current outstandings now approaching £1.3 billion, driven by a 72% increase in new business lending largely relating to middle ticket leasing and commercial mortgages.

Abbey National Life

Abbey National Life profit before tax for the first half of 2002 of £114 million (2001: £98 million) was up 16%. This reflects a substantial increase in protection new business and the effect of experience variances and changes in assumptions on the profitability of in-force business. This was partly offset by the impact of reduced sales of with profits bonds.

New business contribution to embedded value was down 33% to £18 million (2001: £27 million), as a result of:

- equity market uncertainty and regulatory overhang damaging investor confidence, most apparent in the fall in single premium with profits products, which were significantly lower at £89 million (2001: £524 million); partly offset by
- a strong investment ISA season with new business nearly double last year's levels, despite a reduction in the overall unit trust and ISA market compared to 2001. As a result investment ISA market share was 7.6% (2001: 5.3%); and
- strong growth in life protection new business, up 63% on 2001.

The reduction in annualised new business premiums has had a negative impact on the total expense ratio, which is now 76% (2001: 54%).

Details of Abbey National Life new business premiums can be found on page 12.

Retail insurance

Retail insurance profit before tax for the first half of 2002 was £45 million (2001: £45 million). This reflects sales increases offset by the cost of investing in the new insurance platform.

Growth in new business volumes has maintained the momentum established in the second half of 2001, with sales of buildings and contents up 37% and PaymentCare up 63% on the same period last year. Policy sales through the branch network and telephone channel have grown by 16%, and through introducers by 72%.

The outsourcing of policy and claims administration in 2001 is beginning to generate the efficiencies anticipated.

The new home and motor insurance capability through telephone and internet channels will be delivered imminently following the successful launch of home insurance over the retail e-banking platform in the second half of 2001. Both of these new offerings will benefit from the move to a panel of insurers, and reinforce our commitment to offering customers greater choice whilst still dealing with a trusted brand.

Appendix 1.2: Wealth Management and Long-Term Savings

The Wealth Management and Long-Term Savings division comprises the Business to Business division (excluding Abbey National business now reported as part of the Retail Bank) and the Business to Consumer division (excluding net costs relating to the distribution of Inscape in the UK). Prior years have been restated accordingly and details are included in appendix 3.5.

	6 months to June 2002 £ m	6 months to June 2001 £ m
Net interest income	**365**	291
Non-interest income	**68**	80
Total Income	**433**	371
Operating expenses	**(191)**	(205)
Depreciation of operating lease assets	**(3)**	(4)
Provisions	**(69)**	(52)
Profit before tax	**170**	110
Profit by business		
Scottish Mutual ①	**64**	63
Scottish Provident ②	**52**	-
First National	**54**	62
Wealth Management ③	**17**	21
cahoot	**(17)**	(36)
Profit before tax	**170**	110

① Scottish Mutual Assurance includes Abbey National Financial and Investment Services, Scottish Mutual International, Scottish Mutual International Fund Managers, Scottish Mutual PEP and ISA Managers, Scottish Mutual Pensions, Talorcan and Abbey National Asset Managers.

② Scottish Provident includes Scottish Provident UK, Ireland and Isle of Man.

③ Wealth Management includes the established wealth management businesses, Inscape and the European operations.

Profit before tax increased 55% to £170 million (2001: £110 million), reflecting the acquisition of Scottish Provident and a significant reduction in operating losses in cahoot. By business the key highlights were:

- Scottish Mutual profit before tax of £64 million (2001: £63 million) broadly flat with an increased contribution from in force business and from Scottish Mutual International, offsetting reduced contribution from new business;
- Scottish Provident profit before tax of £52 million after integration costs of £13 million. This compares to £30 million for the five months to 31 December 2001. New business levels, particularly protection sales, are running well ahead of the comparable period in 2001 and integration of the business is progressing ahead of schedule;
- First National profit before tax 13% lower than the first half of 2001, due to non-recurring benefits flagged as part of the 2001 results. The first half performance is up 69% on the second half 2001, with strong volume growth across secured lending and motor finance, combined with lower project costs and tighter cost control throughout the business, more than offsetting lower volumes in retail instalment credit and competitive margin pressure across most products. A review of First National's cost base is underway to maintain its competitive position;
- Wealth Management profit before tax falling to £17 million (2001: £21 million), reflecting increased investment spend across the businesses, including the integration and re-branding of Fleming Premier Banking into Cater Allen Private Bank. This was partly offset by strong growth in retail deposit balances and the return to profitability of operations in Continental Europe; and
- cahoot losses before tax halving to £(17) million (2001: £(36) million), due to the fall away of set-up costs and continued strong new customer recruitment.

Scottish Mutual

New business contribution to embedded value was down 41% to £17 million (2001: £29 million), reflecting:

- equity market uncertainty and regulatory overhang hitting investor confidence, most apparent in the fall in the UK single premium life new business, which is running at 62% of the prior year levels; partially offset by
- the international business performing well, with Scottish Mutual International's investment product sales up 11% on the same period last year.

The expense ratio improved due to the change in mix of new business towards products incurring lower commission, more than offsetting the adverse impact of lower volumes.

Scottish Provident

New business contribution to embedded value is £12 million, with the key highlights being:

- strong growth in UK protection new business, up 48% on the same period last year. This represents a 20% share of the growing IFA protection market, and ranks Scottish Provident as the second largest provider. Second quarter new business proposals were at an all time record level; and
- new business written through Irish operations significantly up on the same period last year.

Integration of the business is progressing ahead of schedule. In annualised terms, 75% of the target cost savings of £55 million had been secured by the end of June 2002.

On 1 April, responsibility for the investment management of the Scottish Provident funds transferred to Abbey National Asset Managers (ANAM). The transfer contributed to the increased funds under management in ANAM from £21 billion to over £31 billion, and contributed significantly to the cost savings put in place.

The distribution of compensation payments to the former members of the Scottish Provident Institution has been successfully completed during the period. In total £1.6 billion has been paid to over 430,000 people.

Details of Scottish Provident and Scottish Mutual new business premiums can be found on page 12.

First National

Key statistics	June 2002 £ m	June 2001 £ m
Net loan assets		
Secured lending	**2,567**	2,125
Motor finance	**2,889**	2,781
Retail lending	**2,092**	2,450
Total net loan assets	**7,548**	7,356
Cost: income ratio (excluding goodwill amortisation) (%)	**43.7**	51.1
Net interest margin (%)	**6.91**	6.94
Average interest earning assets (£bn)	**6.9**	6.7
Average risk weighted assets (RWA) (£ bn)	**8.0**	8.0
Post tax return on regulatory equity (%)	**13.6**	15.5

In the first six months:

- Secured lending loan assets grew by 21% to £2.6 billion (2001: £2.1 billion) driven by strong growth in the mortgage market;
- Motor finance balances grew by 16% (excluding joint ventures now closed to new business) and the business achieved a 7% and 14% share of the new and used car market respectively; offset by
- Retail instalment credit balances fell as a result of the continued contraction in the point of sale instalment credit market, and reduced personal computer sales.

Wealth Management & cahoot

	June 2002 £m	June 2001 £m
Abbey National Offshore	**4,821**	4,350
Cater Allen Private Bank	**3,376**	① 2,602
cahoot	**1,619**	1,268
Total retail deposits	**9,816**	8,220
cahoot unsecured lending (including overdraft and credit card)	**425**	89
Abbey National Offshore	**43**	38
Total retail lending	**468**	127
Number of cahoot accounts (000)		
Money transmission accounts	**136**	60
Credit cards	**98**	58
Unsecured loan accounts	**72**	1
Other cahoot accounts	**68**	25
Total cahoot accounts	**374**	144

① £1,498 million of retail deposits relating to Fleming Premier Banking included although acquisition completed in July 2001.

Key highlights from the Wealth Management businesses included:

- strong growth in retail deposit balances, up 19% to £9.8 billion (2001: £8.2 billion) driven by Cater Allen Private Bank deposit growth through intermediaries;
- the integration of Fleming Premier Banking into the re-branded Cater Allen Private Bank running ahead of schedule with the re-branding exercise complete and the back office support having been successfully combined;
- James Hay Pension Trustees increasing market share in terms of self-invested personal pension funds under administration and small self-administered schemes. £8.6 billion of funds are now under administration for a total client base of almost 29,000;
- good progress by Inscape through 2002 despite the ongoing volatility in global equity markets. The total client base is now in excess of 8,000, with funds under management of £468 million (2001: £60 million). An Offshore version of the Inscape proposition was launched in June 2002; and
- European operations returning to profitability following the successful conversion to the euro. Net lending grew by 72% to £319 million (2001: £185 million); and assets have increased by 42% to £2.7 billion, benefiting from the acquisition of Royal St Georges Banque in May.

cahoot

cahoot has continued to build its account and customer base, with the following performance highlights:

- accounts opened now totalling 374,000, well ahead of target;
- rapid growth in unsecured lending driven by sales of the flexible loan product of £296 million; and
- further growth in the credit card asset to £118 million (2001: £79 million).

cahoot continues to demonstrate encouraging customer retention and cross-selling, boosted by new products including flexible personal loans, savings and travel insurance. Deposit balances are now earning a positive margin and have suffered a modest decline, in line with expectations, as a result of the re-pricing.

Appendix 1.3: Wholesale Banking

	6 months to June 2002 £ m	6 months to June 2001 £ m
Net interest income	242	251
Non-interest income	240	276
Total income	482	527
Operating expenses	(106)	(85)
Depreciation of operating lease assets	(84)	(71)
Provisions	(242)	(64)
Profit before tax	50	307
Profit by business:		
Structured Corporate Banking	146	164
Asset Management and Risk Transfer	(112)	133
Group Treasury	16	10
Profit before tax	50	307
Balance sheet by business (£bn):		
Structured Corporate Banking	66	50
Asset Management and Risk Transfer	42	46
Group Treasury	15	12
Total assets	123	108
Average risk weighted assets (RWA) by business (£bn):		
Structured Corporate Banking	18.0	16.5
Asset Management and Risk Transfer	17.8	20.1
Group Treasury	3.0	2.6
Total average risk weighted assets	38.8	39.2
Cost: income ratio (%)	26.6	18.6
Net interest margin (%)	0.43	0.44
Average interest earning assets (£bn)	114.1	115.1
Post tax return on regulatory equity (%)	2.6	15.7

Wholesale Banking profit before tax fell £257 million to £50 million in the six months to June 2002. This was largely due to a significant rise in provisions and losses on asset disposals relating to high yield securities, private equity and corporate securities.

Net interest income for the period fell slightly to £242 million. This reflects the impact of restructuring of the investment portfolio, offset by increased earnings from Structured Corporate Banking.

Non-interest income, after adding back losses on asset disposals of £30 million (2001: nil) arising from the restructuring of the investment portfolio, was down marginally to £270 million (2001: £276 million).

Operating expenses increased by £21 million to £106 million, largely due to the full period impact of increased headcount taken on in the first half of 2001. The additional staffing levels and investment has focused on the continuing development of infrastructure, risk management and control systems. The opening of the US and Australian offices has also had an impact. The rate of growth of operating expenses is expected to reduce significantly in 2003, benefiting from a number of operating improvement initiatives implemented following the recent strategic review.

A substantial increase in provisions to £242 million (2001: £64 million) reflected a move towards a more conservative approach through 2002, in view of the difficult credit markets and a deterioration in certain sectors. The provisioning largely relates to exposures to high yield securities, private equity, and against some US corporate exposures.

The current level of provisioning, combined with the successful issuance of a collateralised bond obligation (CBO) in May, have significantly reduced the Group's exposure to high yield and capped the potential for future losses from this book.

The percentage of investment grade credit exposure, excluding private equity, increased to 97% (2001: 95%).

Average Risk Weighted Assets at £38.8 billion were £0.4 billion lower than for the comparable period in 2001. In absolute terms risk weighted assets are expected to reduce in 2002 and 2003.

The key drivers of profitability by business were as follows:

Structured Corporate Banking

Profit before tax down 11% to £146 million (2001: £164 million) largely due to increased levels of provisioning. Profit before provisioning increased by 5%, despite lower levels of market activity.

The increase in assets from £50 billion to £66 billion is due to greater repo activity in securities financing.

Asset Management and Risk Transfer

Losses before tax were £112 million, largely reflecting debt securities and private equity provisions, and the costs of restructuring the portfolio.

Group Treasury

Profit before tax was up 60% to £16 million (2001: £10 million) largely due to contributions from the US branch. Funding raised by the US branch has increased by £7 billion since the year-end to £22 billion.

Appendix 1.4: Group Infrastructure

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Total income	**(10)**	95
Operating expenses (including goodwill)	**(128)**	(125)
Provisions	**(8)**	(5)
Loss before tax	**(146)**	(35)

The losses before tax incurred centrally in Group Infrastructure increased by £111 million to £146 million (2001: £35 million). This is largely as a result of the profit on the sale of Aitken Campbell in 2001, and increased interest payable on debt issued to fund the purchase of Scottish Provident. Additional amortisation of goodwill following the acquisition of Scottish Provident has been largely offset by the non-repetition of corporate advisory fees incurred in 2001.

Appendix 2: Profit and loss review

Appendix 2.1: Net interest income

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Interest receivable	**4,068**	5,671
Interest payable	**(2,704)**	(4,333)
Net interest income	**1,364**	1,338
Group average interest earning assets * (£bn)	**191.6**	177.9
Group net interest margin * (%)	**1.42**	1.50
Group net interest spread * (%)	**1.33**	1.33

* Group average interest earning assets have been grossed up to include the securitised mortgage assets.

Net interest income increased by £26 million to £1,364 million. Increases in Retail Banking and Wealth Management and Long-Term Savings were partly offset by reduced income in Wholesale Banking and Group Infrastructure.

The main drivers of the movement were:

- strong gross lending in Retail Banking, in part offset by the impact of customers switching to lower margin savings accounts;
- growth in deposit balances in the Wealth Management businesses, particularly in cahoot and Cater Allen Private Banking; offset by
- the funding impact of the Scottish Provident acquisition; and
- a fall in Wholesale Banking reflecting the restructuring of the investment portfolio.

The Group net interest spread of 1.33% was unchanged. There was an increased spread in Wholesale Banking as a result of cheaper funding sourced through the US office. This was offset by the ongoing spread decline in the Retail Bank.

Appendix 2.2: Non-interest income

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Total dividend income	3	1
Insurance income	108	121
Administration, survey and legal fees	57	104
Other retail banking income	112	104
Wholesale Banking fees	21	47
Other commissions receivable	51	45
Fees and commissions receivable	349	421
Introducer fee charge	(96)	(91)
Financial markets permanent fees / brokerage fees	(10)	(5)
Other commissions payable	(34)	(35)
Fees and commissions payable	(140)	(131)
Net fees and commissions	209	290
Dealing profits	77	58
Increase in value of long-term assurance business	189	137
Fee income on high loan to value loans	43	50
Income from operating lease assets	181	204
Other financial income	107	117
Other operating income	520	508
Non-interest income excluding profit / losses on asset disposals	809	857
Asset disposals	-	101
Losses on asset disposals in the Wholesale Bank	(30)	-
Total non-interest income	779	958

Non-interest income (excluding profits / losses on asset disposals) decreased 6% to £809 million (2001: £857 million).

Net fees and commissions reduced by 28%; with fees and commissions receivable decreasing by £72 million to £349 million, due to:

- reduced commissions receivable in Retail Banking, as a result of lower sales of Abbey National Life products; and
- lower Wholesale Banking fees from reduced market activity.

Fees and commissions payable were up marginally, reflecting increased new business levels in First National and Cater Allen Private Bank.

Dealing profits improved 33% to £77 million, reflecting increased sales of equity derivative products to retail intermediaries and other risk management activity.

Other operating income increased 2% to £520 million as a result of:

- increased income from the long-term life insurance businesses as a result of the acquisition of Scottish Provident; partly offset by
- reduced income from operating lease assets following the sale of First National Vehicle Holdings.

Appendix 2.3: Operating expenses

Total operating expenses increased 4% to £946 million (2001: £913 million).

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Salaries and other staff costs	**449**	385
Bank, legal and professional fees	**58**	92
Advertising and marketing	**29**	31
Bank, legal, marketing and professional expenses	**87**	123
Software, computer and other administration expenses	**220**	249
Premises and equipment depreciation	**55**	57
Goodwill amortisation	**33**	8
Amortisation and depreciation of fixed assets other than operating lease assets	**88**	65
Rent payable	**59**	55
Rates payable	**16**	9
Other running costs	**27**	27
Other property and equipment expenses	**102**	91
Total operating expenses	**946**	913
Depreciation of operating lease assets	**111**	120

Salaries and other staff costs increased by 17%, as a result of headcount increases in Retail Banking to support the current account and SME banking propositions, and in Wholesale Banking reflecting investment in infrastructure, risk management and control systems.

Bank, legal, marketing and professional expenses decreased by 29%, driven by the corporate advisory fees incurred in 2001.

Software, computer and other administration expenses decreased by 12%, reflecting reduced project expenditure in First National and cost savings in Retail Banking, partly offset by increased systems expenditure in Wholesale Banking.

Depreciation and amortisation costs increased by £23 million, mainly due to additional goodwill amortisation following the acquisition of Scottish Provident and Fleming Premier Banking in the second half of 2001.

Other property and equipment expenses increased by £11 million largely due to increased rent payable on ATM sites and branches.

Depreciation of operating lease assets declined by £9 million following the sale of First National Vehicle Finance in April 2002.

Appendix 2.4: Provisions

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m
Retail Banking		
Secured	7	27
Personal banking	28	23
Abbey National-branded unsecured personal loans	26	30
Abbey National business	7	6
	68	86
Wealth Management and Long-Term Savings		
First National	59	49
cahoot	6	3
European operations	1	-
	66	52
Wholesale Banking	20	-
Group Infrastructure	2	-
Total provisions for bad and doubtful debts	156	138
Contingent liabilities and commitments	11	7
Amounts written off fixed asset investments	222	64

The total provision for bad and doubtful debts increased 13% to £156 million. This reflects increased provisions charges in First National and Wholesale Banking, partly offset by continued falls in mortgage arrears levels in Retail Banking, reducing the charge in that business.

In the Retail Bank, the provision charge for bad and doubtful debts reduced by 21% largely as a result of:

- a 27% reduction in the level of 3 month plus mortgage arrears cases and a 36% fall in the stock of properties in possession. This reflects reduced levels of lending to first time buyers, and fewer loans in excess of 90% loan to value;
- an increase in bank account charges in line with asset growth; and
- a reduction in the Abbey National branded unsecured personal loan provision resulting from reduced arrears levels, partly due to the implementation of risk based pricing in the latter half of 2001.

In First National, the total provisions charge increased to £59 million. The increase results from strong growth in secured personal lending and home improvement business. In addition, provision releases in 2001 have not been repeated in 2002.

In Wholesale Banking, a provision of £20 million was made in relation to lending in Structured Corporate Banking.

Amounts written off fixed asset investments increased to £222 million as described previously.

Appendix 2.5: Taxation

	6 months to 30 June 2002 £ m	6 months to 30 June 2001 £ m
Taxation at UK corporation tax rate of 30.0% (2001: 30.4%)	**209**	316
Effect of non-allowable provisions and other non-equalised items	**(3)**	10
Effect of non-UK profits and losses	**(3)**	(5)
Adjustment to prior year tax provisions	**6**	-
Effect of loss utilisation	**-**	(1)
Total taxation	**209**	320
Effective tax rate	**30.0%**	30.4%

During the year, the Group has adopted the new accounting standard FRS 19, Deferred Tax. The standard requires deferred tax to be provided on a 'full provision' basis on most types of timing difference, rather than the 'partial provision' basis previously required by SSAP 15, Accounting for Deferred Tax. In accordance with this standard, deferred tax assets for general provisions and software development costs have been credited to the profit and loss account for the first time. The impact on the 2001 interim and full year restated results is to increase profit after tax by £13 million and £24 million respectively.

Appendix 3: Financial notes

Appendix 3.1: Consolidated profit and loss account for the six months to 30 June 2002

	6 months to 30 June 2002 Unaudited £m	6 months to 30 June 2001 Unaudited Restated £m	Full Year 31 Dec 2001 Restated £m
Net interest income	**1,364**	1,338	2,692
Non-interest income	**779**	958	1,843
Total operating income	**2,143**	2,296	4,535
Operating expenses	**(946)**	(913)	(1,850)
Depreciation of operating lease assets	**(111)**	(120)	(256)
Provisions for bad and doubtful debts	**(156)**	(138)	(263)
Provisions for contingent liabilities and commitments	**(11)**	(7)	9
Amounts written off fixed asset investments	**(222)**	(64)	(256)
Operating profit on ordinary activities before tax	**697**	1,054	1,919
Tax on profit on ordinary activities	**(209)**	(320)	(579)
Profit on ordinary activities after tax	**488**	734	1,340
Minority interests – non equity	**(31)**	(31)	(59)
Profit attributable to shareholders	**457**	703	1,281
Transfer to non-distributable reserve	**-**	-	(167)
Preference dividends	**(31)**	(19)	(42)
Ordinary dividends	**(255)**	(241)	(720)
Retained profit for the period	**171**	443	352
Profit on ordinary activities before tax includes:			
For acquired operations	**-**	-	25

Average number of ordinary shares in issue (millions)	**1,439**	1,432	1,431
Earnings per ordinary share – basic	**29.6p**	47.8p	86.6p
Earnings per ordinary share – diluted	**29.4p**	47.4p	86.0p
Dividends per ordinary share	**17.65p**	16.80p	50.00p

Group key statistics			
Cost: income ratio (excluding goodwill amortisation) ①	**44.9%**	41.6%	42.4%
Pre-tax return on average ordinary shareholders' equity	**16.6%**	29.2%	25.1%
Post-tax return on average ordinary shareholders' equity	**11.6%**	20.4%	17.6%
Net asset value per ordinary share	**507p**	486p	493p
Pre-tax return on average assets	**0.63%**	1.04%	0.92%
Pre-tax return on average risk weighted assets	**1.67%**	2.63%	2.28%
Equity Tier 1 capital	**7.0%**	7.8%	6.6%
Tier 1 capital	**9.1%**	9.5%	8.7%

① The cost: income ratio measure calculated throughout this document is a measure of administrative efficiency, and is calculated as operating expenses excluding goodwill amortisation divided by total operating income after deducting depreciation of operating lease assets.

Appendix 3.2: Consolidated balance sheet as at 30 June 2002

	30 June 2002 Unaudited £m	30 June 2001 Unaudited Restated £m	Full Year 2001 Restated £m
Assets			
Cash, treasury bills and other eligible bills	**5,819**	3,437	2,983
Loans and advances to banks	**16,632**	14,816	9,874
Loans and advances to customers	**84,727**	79,730	78,650
Loans and advances subject to securitisation	**18,074**	12,734	18,883
Non returnable finance on securitised advances	**(12,881)**	(7,976)	(12,952)
Loans and advances to customers after non-returnable finance	**89,920**	84,488	84,581
Net investment in finance leases	**4,700**	4,977	4,738
Debt securities	**71,102**	70,414	67,858
Equity shares and similar interests	**972**	671	815
Long-term assurance business	**2,481**	1,589	2,015
Fixed assets excluding operating lease assets	**1,527**	575	1,599
Operating lease assets	**2,513**	2,204	2,522
Other assets	**15,027**	6,760	7,363
Assets of long-term assurance funds	**30,449**	19,415	30,558
Total assets	**241,142**	209,346	214,906
Liabilities			
Deposits by banks	**41,470**	38,324	24,945
Customer accounts	**79,488**	67,662	74,259
Debt securities in issue	**58,670**	56,674	54,413
Other liabilities	**15,189**	12,823	15,289
Subordinated liabilities	**6,797**	5,986	6,590
Reserve capital instruments	**297**	297	297
Liabilities of long-term assurance funds	**30,449**	19,415	30,558
Total liabilities	**232,360**	201,181	206,351
Minority interests – non-equity	**648**	702	681
Non-equity shareholders' funds	**750**	450	748
Equity shareholders' funds	**7,384**	7,013	7,126
Total liabilities, minority interests and shareholders' funds	**241,142**	209,346	214,906

Appendix 3.3: Statement of total recognised gains and losses for the six months to 30 June 2002

	2002 Unaudited £m	2001 Unaudited Restated £m	Full Year 2001 Restated £m
Profit attributable to the shareholders	**457**	703	1,281
Total recognised gains relating to the period	**457**	703	1,281
Prior period adjustments ①	**101**		
Total gains recognised since the prior period	**558**		

① Of the above prior period adjustments, £120 million relates to the adoption of FRS 19 – Deferred tax and £(19) million relates to UITF Abstract 33 on Reserve Capital Instruments. Refer to appendix 3.5 for further details.

Appendix 3.4: Consolidated cash flow statement for the six months to 30 June 2002

	6 months to 30 June 2002 Unaudited £m	6 months to 30 June 2001 Unaudited £m	Full Year 2001 £m
Net cash inflow from operating activities	**5,928**	2,016	1,740
Returns on investments and servicing of finance			
Interest paid on subordinated liabilities	**(162)**	(168)	(323)
Preference dividends paid	**(32)**	(18)	(42)
Payments to non-equity minority interests	**(31)**	(30)	(59)
Net cash outflow from returns on investments and servicing of finance	**(225)**	(216)	(424)
Taxation			
UK corporation tax paid	**(177)**	(141)	(438)
Overseas tax paid	**(3)**	(4)	(8)
Total taxation paid	**(180)**	(145)	(446)
Capital expenditure and financial investment			
Purchases of investment securities	**(7,013)**	(10,549)	(17,781)
Sales of investment securities	**4,458**	1,811	3,282
Redemptions and maturities of investment securities	**5,312**	7,749	13,993
Purchases of tangible fixed assets	**(540)**	(375)	(1,001)
Sales of tangible fixed assets	**39**	71	197
Transfers (to) / from Life Assurance funds	**(330)**	46	43
Net cash inflow / (outflow) from capital expenditure and financial investment	**1,926**	(1,247)	(1,267)
Acquisitions and disposals	**(1,071)**	75	(371)
Equity dividends paid	**(410)**	(346)	(570)
Net cash inflow / (outflow) before financing	**5,968**	137	(1,338)
Financing			
Issue of ordinary share capital	**13**	11	27
Issue of preference share capital	**-**	-	298
Issue of loan capital	**400**	-	686
Issue of reserve capital instrument	**-**	297	297
Repayment of loan capital	**(114)**	-	-
Net cash inflow from financing	**299**	308	1,308
Increase / (decrease) in cash	**6,267**	445	(30)

The increase in cash for the six months to 30 June 2002 of £6,267 million is due to a temporary increase in purchase and resale agreements with banks, which are treated as cash in the cash flow statement. The corresponding liability movement is included as part of the net cash inflow from operating activities.

Appendix 3.5: Prior year restatements

Change in presentation

The Abbey National Group now report its results under three customer facing business divisions in line with the management changes announced in February. In addition to a Group Infrastructure division, they are:

- Retail Banking;
- Wealth Management and Long-Term Savings; and
- Wholesale Banking.

The 2001 interim and full year results have been restated accordingly.

Specifically, the Retail Banking division now includes, in addition to the previous definition, Abbey National business (previously reported as part of First National), and net costs relating to the distribution of Inscape products in the UK (previously reported in Business to Consumer).

The Wealth Management and Long-Term Savings division comprises the old Business to Business division (excluding Abbey National business now reported as part of the Retail Bank) and the Business to Consumer division (excluding net costs relating to the distribution of Inscape products in the UK). Wholesale Banking remains unchanged.

Change in accounting policies

FRS 19 – Deferred tax

During the year, the Group has adopted the new accounting standard FRS 19, deferred tax. The standard requires deferred tax to be provided on a 'full provision' basis on most types of timing difference, rather than the 'partial provision' basis previously required by SSAP 15, accounting for deferred tax. In accordance with this standard, deferred tax assets for general provisions and software development costs were credited to the profit and loss account for the first time. The impact on the 2001 interim and full year restated results was to increase profit after tax by £13 million and £24 million respectively.

	6 months to 30 June 2001 £ m	Full year to 31 Dec 2001 £ m
Total taxation as previously reported	333	603
Less: FRS 19 restatement	(13)	(24)
	320	579
Effective tax rate as previously reported	31.4%	31.1%
Effective tax rate restated	30.4%	30.2%

UITF Abstract 33 - Reserve Capital Instruments (RCI)

Following the issue of UITF Abstract 33 in February 2002, the treatment of RCI has changed. They are now treated as subordinated liabilities, with the coupon payment included as interest payable. The impact on 2001 half-year and full year was a reduction in profit before tax of £8 million and £19 million respectively, with profits attributable to shareholders remaining unchanged. The change impacts Group Infrastructure.

	6 months to 30 June 2001 £ m	Full year to 31 Dec 2001 £ m
Net interest income as previously reported	1,346	2,711
Less: UITF Abstract 33 restatement	(8)	(19)
	1,338	2,692

The restatement refers to the £300 million Step-up Callable Perpetual RCI issued on 14 February 2001.

Restatement of segmental profit and loss

2002 half-year profit before tax

	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m	GROUP £m
Net interest income	817	365	242	(60)	1,364
Non-interest income	421	68	240	50	779
Total income	**1,238**	**433**	**482**	**(10)**	**2,143**
Operating expenses	(521)	(191)	(106)	(128)	(946)
Depreciation of operating lease assets	(24)	(3)	(84)	-	(111)
Provisions for bad and doubtful debts	(68)	(66)	(20)	(2)	(156)
Provisions for contingent liabs and commits	(2)	(3)	-	(6)	(11)
Amounts w/o fixed asset investments	-	-	(222)	-	(222)
Profit on ordinary activities before tax	623	170	50	(146)	697

2001 half-year profit before tax

	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m	GROUP £m
Net interest income	801	291	251	(5)	1,338
Non-interest income	502	80	276	100	958
Total income	**1,303**	**371**	**527**	**95**	**2,296**
Operating expenses	(498)	(205)	(85)	(125)	(913)
Depreciation of operating lease assets	(45)	(4)	(71)	-	(120)
Provisions for bad and doubtful debts	(86)	(52)	-	-	(138)
Provisions for contingent liabs and commits	(2)	-	-	(5)	(7)
Amounts w/o fixed asset investments	-	-	(64)	-	(64)
Profit on ordinary activities before tax	672	110	307	(35)	1,054

2000 half-year profit before tax

	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m	GROUP £m
Net interest income	808	305	219	-	1,332
Non-interest income	388	72	155	31	646
Total income	**1,196**	**377**	**374**	**31**	**1,978**
Operating expenses	(482)	(224)	(70)	(86)	(862)
Depreciation of operating lease assets	(23)	(5)	(31)	-	(59)
Provisions for bad and doubtful debts	(72)	(60)	-	-	(132)
Provisions for contingent liabs and commits	(4)	1	-	10	7
Amounts w/o fixed asset investments	-	-	(10)	-	(10)
Profit on ordinary activities before tax	615	89	263	(45)	922

Restatement of segmental profit and loss (continued)

2001 profit before tax

	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m	GROUP £m
Net interest income	1,586	641	508	(43)	2,692
Non-interest income	952	154	590	147	1,843
Total income	**2,538**	**795**	**1,098**	**104**	**4,535**
Operating expenses	(1,016)	(392)	(186)	(256)	(1,850)
Depreciation of operating lease assets	(97)	(7)	(152)	-	(256)
Provisions for bad and doubtful debts	(142)	(121)	-	-	(263)
Provisions for contingent liabs and commits	(8)	-	-	17	9
Amounts w/o fixed asset investments	-	-	(256)	-	(256)
Profit on ordinary activities before tax	**1,275**	**275**	**504**	**(135)**	**1,919**

2000 profit before tax

	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m	GROUP £m
Net interest income	1,615	632	441	(8)	2,680
Non-interest income	916	130	423	145	1,614
Total income	**2,531**	**762**	**864**	**137**	**4,294**
Operating expenses	(995)	(452)	(155)	(213)	(1,815)
Depreciation of operating lease assets	(69)	(9)	(100)	-	(178)
Provisions for bad and doubtful debts	(156)	(116)	-	(1)	(273)
Provisions for contingent liabs and commits	(11)	2	-	(12)	(21)
Amounts w/o fixed asset investments	-	2	(34)	-	(32)
Profit on ordinary activities before tax	**1,300**	**189**	**575**	**(89)**	**1,975**

Reconciliation of profit and loss restatement

2001 half-year profit before tax

	2001 HY stated basis £m	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m
Retail Banking	683	683	-	-	-
Wholesale Banking	307	-	-	307	-
Business to Business	126	2	124	-	-
Business to Consumer	(27)	(13)	(14)	-	-
Group Infrastructure	(27)	-	-	-	(27)
2001 HY revised basis	**1,062**	**672**	**110**	**307**	**(27)**
Less: RCI restatement	(8)	-	-	-	(8)
2001 HY restated basis	**1,054**	**672**	**110**	**307**	**(35)**

Reconciliation of profit and loss restatement (continued)

2000 half-year profit before tax

	2000 HY stated basis £m	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m
Retail Banking	605	605	-	-	-
Wholesale Banking	263	-	-	263	-
Business to Business	121	10	111	-	-
Business to Consumer	(22)	-	(22)	-	-
Group Infrastructure	(45)	-	-	-	(45)
2000 HY restated basis	**922**	**615**	**89**	**263**	**(45)**

2001 profit before tax

	2001 Stated basis £m	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m
Retail Banking	1,303	1,303	-	-	-
Wholesale Banking	504	-	-	504	-
Business to Business	284	(2)	286	-	-
Business to Consumer	(37)	(26)	(11)	-	-
Group Infrastructure	(116)	-	-	-	(116)
2001 revised basis	**1,938**	**1,275**	**275**	**504**	**(116)**
Less: RCI restatement	(19)	-	-	-	(19)
2001 restated basis	**1,919**	**1,275**	**275**	**504**	**(135)**

2000 profit before tax

	2000 Stated basis £m	Retail Banking £m	WM&LTS £m	Wholesale Banking £m	Group Infra. £m
Retail Banking	1,283	1,283	-	-	-
Wholesale Banking	575	-	-	575	-
Business to Business	254	17	237	-	-
Business to Consumer	(48)	-	(48)	-	-
Group Infrastructure	(89)	-	-	-	(89)
2000 restated basis	**1,975**	**1,300**	**189**	**575**	**(89)**

Appendix 3.6: Detailed profit and loss account by business segment

Table 1: Retail Banking 2002

	UK Retail Bank £m	Abbey National Life £m	Retail Insurance £m	2002 Total £m
Net interest income	816	3	(2)	817
Fees and commissions receivable	176	(9)	72	239
Fees and commissions payable	(21)	-	-	(21)
Net fees and commissions	155	(9)	72	218
Other operating income	78	125	-	203
Non-interest income	233	116	72	421
Total operating income	1,049	119	70	1,238
Salaries and other staff costs	(259)	(2)	(5)	(266)
Bank, legal, marketing and professional expenses	(35)	-	(3)	(38)
Software, computer and other administration expenses	(97)	(2)	(12)	(111)
Depreciation and amortisation	(31)	-	(4)	(35)
Other property and equipment expenses	(70)	-	(1)	(71)
Operating expenses	(492)	(4)	(25)	(521)
Depreciation on operating lease assets	(24)	-	-	(24)
Provisions for bad and doubtful debts	(68)	-	-	(68)
Provisions for contingent liabilities and commitments	(1)	(1)	-	(2)
Profit before tax	464	114	45	623

Table 2: Retail Banking 2001

	UK Retail Bank £m	Abbey National Life £m	Retail Insurance £m	2001 Total £m
Net interest income	796	7	(2)	801
Fees and commissions receivable	191	28	64	283
Fees and commissions payable	(20)	-	(1)	(21)
Net fees and commissions	171	28	63	262
Other operating income	171	68	1	240
Non-interest income	342	96	64	502
Total operating income	1,138	103	62	1,303
Salaries and other staff costs	(225)	(2)	(9)	(236)
Bank, legal, marketing and professional expenses	(44)	-	2	(42)
Software, computer and other administration expenses	(111)	(2)	(8)	(121)
Depreciation and amortisation	(35)	-	(1)	(36)
Other property and equipment expenses	(62)	-	(1)	(63)
Operating expenses	(477)	(4)	(17)	(498)
Depreciation on operating lease assets	(45)	-	-	(45)
Provisions for bad and doubtful debts	(86)	-	-	(86)
Provisions for contingent liabilities and commitments	(1)	(1)	-	(2)
Profit before tax	529	98	45	672

Appendix 3.6: Detailed profit and loss account by business segment (continued)

Table 3: Wealth Management & Long-Term Savings 2002	**Scottish Mutual £ m**	**Scottish Prov £ m**	**FN £ m**	**Wealth Mgmt £ m**	**cahoot £ m**	**2002 Total £ m**
Net interest income	14	27	236	78	10	365
Fees and commissions receivable	1	-	51	23	3	78
Fees and commissions payable	(1)	-	(94)	(8)	(3)	(106)
Net fees and commissions	-	-	(43)	15	-	(28)
Other operating income	52	25	16	3	-	96
Non-interest income	52	25	(27)	18	-	68
Total operating income	66	52	209	96	10	433
Salaries and other staff costs	(1)	-	(45)	(37)	(6)	(89)
Bank, legal, marketing and prof. expenses	-	-	(11)	(10)	(11)	(32)
Software, computer and other administration expenses	(1)	-	(21)	(23)	(4)	(49)
Depreciation and amortisation	-	-	(3)	(3)	-	(6)
Other property and equipment expenses	-	-	(10)	(5)	-	(15)
Operating expenses	(2)	-	(90)	(78)	(21)	(191)
Depreciation of operating lease assets	-	-	(3)	-	-	(3)
Provisions for bad and doubtful debts	-	-	(59)	(1)	(6)	(66)
Provisions for contingent liabilities & commitments	-	-	(3)	-	-	(3)
Profit/(loss) before tax	64	52	54	17	(17)	170

Table 4: Wealth Management & Long-Term Savings 2001 (Restated)	Scottish Mutual £ m	Scottish Prov £ m	FN £ m	Wealth Mgmt £ m	cahoot £ m	2001 Total £ m
Net interest income	6	-	229	61	(5)	291
Dealing profits	2	-	-	-	-	2
Dividend income	-	-	-	1	-	1
Fees and commissions receivable	2	-	63	20	1	86
Fees and commissions payable	-	-	(92)	(5)	(2)	(99)
Net fees and commissions	2	-	(29)	15	(1)	(13)
Other operating income	56	-	31	3	-	90
Non-interest income	60	-	2	19	(1)	80
Total operating income	66	-	231	80	(6)	371
Salaries and other staff costs	(2)	-	(44)	(27)	(2)	(75)
Bank, legal, marketing and prof. expenses	(-)	-	(5)	(11)	(21)	(37)
Software, computer and other administration expenses	(1)	-	(58)	(14)	(3)	(76)
Depreciation and amortisation	-	-	(3)	(2)	(1)	(6)
Other property and equipment expenses	-	-	(6)	(5)	-	(11)
Operating expenses	(3)	-	(116)	(59)	(27)	(205)
Depreciation of operating lease assets	-	-	(4)	-	-	(4)
Provisions for bad and doubtful debts	-	-	(49)	-	(3)	(52)
Profit/(loss) before tax	63	-	62	21	(36)	110

Appendix 3.6: Detailed profit and loss account by business segment (continued)

Table 5: Wholesale Banking 2002	2002 £m
Net interest income	**242**
Dealing profits	77
Fees and commissions receivable	25
Fees and commissions payable	(10)
Net fees and commissions	15
Other operating income	148
Non-interest income	**240**
Total operating income	**482**
Salaries and other staff costs	(61)
Bank, legal, marketing and professional expenses	(6)
Software, computer and other administration expenses	(31)
Depreciation and amortisation	(3)
Other property and equipment expenses	(5)
Operating expenses	**(106)**
Depreciation of operating lease assets	**(84)**
Provisions for bad and doubtful debts	**(20)**
Amounts written off fixed asset investments	**(222)**
Profit before tax	**50**

Table 6: Wholesale Banking 2001	2001 £m
Net interest income	251
Dealing profits	56
Fees and commissions receivable	52
Fees and commissions payable	(11)
Net fees and commissions	41
Other operating income	179
Non-interest income	276
Total operating income	527
Salaries and other staff costs	(52)
Bank, legal, marketing and professional expenses	(5)
Software, computer and other administration expenses	(22)
Depreciation and amortisation	(3)
Other property and equipment expenses	(3)
Operating expenses	(85)
Depreciation of operating lease assets	(71)
Amounts written off fixed asset investments	(64)
Profit before tax	307

Appendix 3.6: Detailed profit and loss account by business segment (continued)

Table 7: Group Infrastructure 2002	2002 £m
Net interest income	**(60)**
Dividend income	3
Fees and commissions receivable	7
Fees and commissions payable	(3)
Net fees and commissions	4
Other operating income	43
Non-interest income	**50**
Total operating income	**(10)**
Salaries and other staff costs	(33)
Bank, legal, marketing and professional expenses	(11)
Software, computer and other administration expenses	(29)
Depreciation and amortisation	(44)
Other property and equipment expenses	(11)
Operating expenses	**(128)**
Provisions for bad & doubtful debts	**(2)**
Provisions for contingent liabilities and commitments	**(6)**
Loss before tax	**(146)**

Table 8: Group Infrastructure 2001	2001 Restated £m
Net interest income	(5)
Fees and commissions receivable	-
Fees and commissions payable	-
Net fees and commissions	-
Other operating income	100
Non-interest income	100
Total operating income	95
Salaries and other staff costs	(22)
Bank, legal, marketing and professional expenses	(39)
Software, computer and other administration expenses	(30)
Depreciation and amortisation	(20)
Other property and equipment expenses	(14)
Operating expenses	(125)
Provisions for bad & doubtful debts	-
Provisions for contingent liabilities and commitments	(5)
Loss before tax	(35)

Appendix 3.7: Net interest income

Half-yearly net interest margins and spreads

	2002 First half	2001 First half	2001 Second half	2001 Full Year
Net interest income (£ m)	**1,364**	1,338	1,354	2,692
Average interest earning assets (£ bn)				
Group	**191.6**	177.9	189.9	183.9
UK Retail Banking	**71.2**	67.7	69.9	68.8
Net interest margins (%)				
Group	**1.42**	1.50	1.42	1.46
UK Retail Banking ①	**2.08**	2.17	2.05	2.11
Wholesale Banking	**0.43**	0.44	0.46	0.45
First National	**6.91**	6.94	6.96	6.95
Spread (%)				
Group	**1.33**	1.33	1.31	1.32
UK Retail Banking ①	**1.82**	1.92	1.80	1.86

① Spread and margin calculations exclude Unsecured Lending, Retail Insurance and Abbey National Life

Average balance sheet data for margin and spread calculations

	2002 Average balance £bn	2002 Average rate %	2001 Average balance £bn	2001 Average rate %
Group				
Interest earning assets	**178.8**		171.7	
Securitisation gross up	**12.8**		6.2	
Interest earning assets	**191.6**	**4.54**	177.9	6.64
Interest bearing liabilities	**173.2**		165.3	
Securitisation gross up	**12.8**		6.2	-
Interest bearing liabilities	**186.0**	**3.21**	171.5	5.32
Shareholders' funds	**8.0**	-	7.2	-
Other net non-interest bearing (assets) / liabilities	**(2.4)**	-	(0.8)	-

Definitions

Net interest margin: represents net interest income as a percentage of average interest earning assets.

Net interest spread: the difference between the average interest rate earned on average interest earning assets and the average interest rate paid on average interest bearing liabilities.

Securitised assets: are shown with a deduction for non-recourse finance on the face of the balance sheet. Gross securitised assets before this deduction are used in the calculation of yields, spreads and margins.

Appendix 3.8: Provisions

Provisions for bad and doubtful debts 2002

	Residential £m	Other secured £m	Unsecured £m	Total £m
At 1 January 2002				
General	150	22	36	208
Specific	62	72	156	290
Total	212	94	192	498
Exchange adjustments	1	2	-	3
Acquisitions of subsidiaries	3	1	-	4
Transfer from amounts written off fixed asset investments	-	16	-	16
Transfer from P&L account	13	39	104	156
Irrecoverable amounts written off	(6)	(12)	(98)	(116)
At 30 June 2002	223	140	198	561
General	164	57	35	256
Specific	59	83	163	305
Total	223	140	198	561

Analysis of provisions 30 June 2002

	Charge first half £m	Provisions balance £m	Balance % of loan assets
Secured	7	182	0.3
Personal banking	28	41	15.1
Abbey National branded unsecured personal loans	26	73	3.7
Abbey National business	7	13	1.3
Retail Banking	68	309	0.4
First National	59	129	1.6
European operations	1	78	2.8
cahoot	6	6	1.4
WM&LTS	66	213	1.7
Wholesale Banking	20	37	0.3
Group Infrastructure	2	2	0.8
Total	156	561	0.6

Analysis of provisions 30 June 2001

	Charge first half £m	Provisions balance £m	Balance % of loan assets
Secured	27	194	0.3
Personal banking	23	40	17.1
Abbey National branded unsecured personal loans	30	73	4.5
Abbey National business	6	14	1.1
Retail Banking	86	321	0.4
First National	49	140	2.0
European operations	-	58	2.9
cahoot	3	3	3.0
WM&LTS	52	201	2.2
Total	138	522	0.7

Appendix 3.9: UK mortgage arrears

Arrears cases

	30 June 2002			31 Dec 2001			30 June 2001		
	No. cases (000)	% of total	CML industry average %	No. cases (000)	% of total	CML industry average %	No. cases (000)	% of total	CML industry average %
1 - 2 months arrears	**28.0**	**2.01**	**n/a**	30.2	2.15	n/a	34.5	2.44	n/a
3 - 5 months arrears	**9.8**	**0.71**	**n/a**	11.3	0.81	0.71	12.9	0.91	0.81
6 - 11 months arrears	**4.8**	**0.35**	**n/a**	6.2	0.44	0.38	7.0	0.49	0.39
12 months + arrears	**1.4**	**0.10**	**n/a**	1.9	0.13	0.17	2.0	0.14	0.17

Properties in possession

	30 June 2002			31 Dec 2001			30 June 2001		
	Nos	% of loans	CML industry average %	Nos	% of loans	CML industry average %	Nos	% of loans	CML industry average %
No. of repossessions	**1,518**	**0.11**	**n/a**	1,727	0.12	0.07	2,176	0.15	0.09
No. of sales	**1,614**	**0.12**	**n/a**	2,042	0.15	0.08	2,420	0.17	0.10
Stock	**723**	**0.05**	**n/a**	819	0.06	0.05	1,134	0.08	0.06

Notes: Abbey National figures exclude First National.
CML data was not available at time of publication.

Appendix 3.10: Mortgage discounts and cashbacks

	Half Year 2002			Half Year 2001		
	Expense incurred in year £m	Charged to profit and loss £m	Balance carried forward £m	Expense incurred in year £m	Charged to profit and loss £m	Balance carried forward £m
Interest rate discounts	**105**	**(130)**	**30**	143	(164)	62
Cashbacks	**19**	**(83)**	**226**	36	(90)	346
Total	**124**	**(213)**	**256**	179	(254)	408

Appendix 3.11: Reconciliation of movement in shareholders' funds

	30 June 2002 £m	30 June 2001 £m
Equity shareholders' funds as at beginning of the year – as previously stated	**7,006**	6,380
Prior period adjustment for deferred tax	**120**	96
Equity shareholders' funds as at beginning of the year - restated	**7,126**	6,476
Profit retained for the period	**171**	443
Increases in ordinary share capital including share premium	**83**	104
Capitalised reserves on exercise of share options	**(7)**	(10)
Goodwill transferred from profit and loss account reserve during the year	**13**	-
Exchange adjustments	**(2)**	-
Equity shareholders' funds as at the end of the period	**7,384**	7,013

Independent Review Report to Abbey National plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002, which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement and the consolidated statement of total recognised gains and losses. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR
23 July 2002

Forward-looking statements

This document contains certain "forward-looking statements" with respect to certain of Abbey National's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey National's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey National and its affiliates operate. As a result, Abbey National's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey National's forward-looking statements.

Other information

1. The financial information in this interim statement does not constitute statutory accounts as defined in s240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the year ended 31 December 2001. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985. Those accounts have been delivered to the Registrar of Companies.
2. The financial information in this release is prepared on the basis of the accounting policies as stated in the previous year's financial statements, except for balances affected by the adoption of FRS 19 "Deferred Tax" and UITF "Obligations in Capital Instruments". The impacts of these changes are shown as a prior period adjustment as shown on page 36, and relevant balances have been restated where appropriate.
3. The interim statement was approved by the board of directors of Abbey National plc on 23 July 2002.
4. The ex-dividend date is 21 August 2002; the record date is 23 August 2002; the payment date is 7 October 2002; the scrip election date is 30 August 2002.
5. The scrip price will be calculated utilising the average of the mid-market price of Abbey National plc shares over the period 21 – 23 August 2002. The scrip share price can be obtained from 27 August 2002 on the Abbey National Group web site: www.abbeynational.com or by telephoning Abbey National Shareholder Services on 0870 532 9430.
6. The full year pre-close statement will be issued on 27 November 2002.
7. This report will also be available on the Abbey National Group web site: www.abbeynational.com from 24 July 2002.

Jon Burgess
Head of Investor Relations

For further information contact:

investor@abbeynational.co.uk

Tel: (020) 7612 4151
(020) 7612 4561

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 26 July 2002

By ____________________

Jonathan Burgess
Head of Investor Relations

** TOTAL PAGE.23 **